Exhibit 99.2

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GALAPAGOS

Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Company Number: 0466.460.429

RLE Antwerp (division Mechelen)

Invitation to the Shareholders’ Meetings to be held on 25 April 2017

1. Annual Shareholders’ Meeting

The board of directors of Galapagos NV (hereinafter the “Company” or “Galapagos”) has the honor to invite the shareholders, warrant holders, directors and statutory auditor of the Company to the annual shareholders’ meeting that will be held on Tuesday 25 April 2017 at 2:00 p.m. (CET) at the registered office of the Company.

Agenda and proposed resolutions

Ordinary part

1.	Communication and discussion of the annual report of the board of directors relating to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2016, and of the report of the statutory auditor relating to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2016.

2.	Communication and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2016 and approval of the allocation of the annual result as proposed by the board of directors.

Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2016, as well as the allocation of the annual result as proposed by the board of directors.

3.	Communication and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2016.

4.	Communication and discussion of the consolidated annual accounts of the Company for the financial year ended on 31 December 2016.

5.	Communication and approval of the remuneration report.

Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report.

6.	Release from liability to be granted to the directors and the statutory auditor for the performance of their duties in the course of the financial year ended 31 December 2016.

Proposed resolution: The shareholders’ meeting resolves, by separate vote, to release each director and the statutory auditor from any liability arising from the performance of their duties during the last financial year.

7.	Ratification of the statutory auditor’s remuneration for the financial year ended on 31 December 2016.

Proposed resolution: Upon recommendation of the Company’s audit committee, the shareholders’ meeting resolves to ratify the statutory auditor’s remuneration for the financial year ended on 31 December 2016, which amounted to €515,000, and represents an increase compared to the remuneration approved by the shareholders’ meeting of 28 April 2015 resulting from the fact that the scope of the audit activities performed by the statutory auditor was broadened to include an integrated audit at the group in order to comply with the requirements of the U.S. Sarbanes-Oxley Act.

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8.	Re-appointment of statutory auditor and determination of statutory auditor’s remuneration.

Proposed resolution: Upon recommendation of the Company’s audit committee, and in line with the audit committee’s preference, the shareholders’ meeting resolves: (i) to re-appoint Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA, Gateway Building, Luchthaven Nationaal, 1J, 1930 Zaventem, Belgium, represented by Mr. Gert Vanhees, as statutory auditor of the Company, for a period of three years ending immediately after the annual shareholders’ meeting to be held in 2020, and (ii) to determine the annual remuneration of the statutory auditor at €350,000 for the audit of the statutory and the consolidated accounts of the group. This amount is exclusive of expenses and VAT, and is subject to an annual indexation as from 2018.

9.	Re-appointment of directors.

Proposed resolution:

(i) The shareholders’ meeting resolves to re-appoint Mr. Onno van de Stolpe (residing in Leiden, The Netherlands) as director of the Company, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2021.

(ii) The shareholders’ meeting resolves to re-appoint Dr. Raj Parekh (residing in Bicester, United Kingdom) as director of the Company, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2021.

(iii) The shareholders’ meeting resolves to re-appoint Ms. Katrine Bosley (residing in Cambridge, Massachusetts, United States of America) as director of the Company, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2021 and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Ms. Bosley as an independent director as she meets the independence criteria of article 526ter of the Belgian Companies Code.

10.	Remuneration of directors.

Proposed resolution: Upon recommendation of the Company’s nomination and remuneration committee, the shareholders’ meeting resolves that (a) the compensation (excluding expenses) of the non-executive directors for the exercise of their mandate during the financial year ending 31 December 2017 is established as follows: (i) chairman of the board: €80,000; (ii) other non-executive board members: €40,000 each; (iii) annual additional compensation for membership of a board committee: €5,000; (iv) annual additional compensation for the chairmanship of a board committee: €10,000; and (b) power of attorney is granted to the board of directors to determine the total remuneration package of the managing director (CEO) for his management function in the Company, it being understood that this remuneration shall include a compensation for the performance of his mandate as a director of the Company.

11.	Offer of warrants.

Proposed resolution: Upon recommendation of the Company’s nomination and remuneration committee, the shareholders’ meeting (i) resolves to offer 100,000 warrants to Mr. Onno van de Stolpe, 15,000 warrants to Dr. Raj Parekh, and 7,500 warrants to each of Dr. Werner Cautreels, Dr. Harrold van Barlingen, Mr. Howard Rowe, Ms. Katrine Bosley, Dr. Christine Mummery and Dr. Mary Kerr, under warrant plans to be created by the board of directors for the benefit of directors, employees and independent consultants of Galapagos and its affiliates within the framework of the authorized capital (jointly “Warrant Plan 2017”), the key conditions of which will be in line with previous warrant plans of the Company, (ii) empowers the managing director, as well as any other director as regards the offer to the managing director, to implement this offer, and (iii) to the extent required, approves the offer of warrants to members of Galapagos’ executive committee under Warrant Plan 2017 in accordance with Galapagos’ remuneration policy and practices. In accordance with articles 520ter and 556 of the Belgian Companies Code, the shareholders’ meeting expressly approves the particular provisions of Warrant Plan 2017 pursuant to which, in exceptional circumstances (including in the event of a change in control of the Company), the warrants offered (to the extent accepted) under Warrant Plan 2017 can be exercised early, even before the third anniversary of their award.

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The resolutions of this shareholders’ meeting relating to the issuance of warrants can only be implemented if the Belgian Financial Services and Markets Authority (FSMA) has communicated to the Company that it has no objections to make against the issuance of warrants as set forth in this agenda item.

Special part

12.	Application of article 556 of the Belgian Companies Code.

Proposed resolution: In accordance with article 556 of the Belgian Companies Code, the shareholders’ meeting resolves to approve, and to the extent required, ratify all of the provisions granting rights to third parties which could affect the assets of the Company, or could impose an obligation on the Company, where the exercise of those rights is dependent on a public takeover bid on the shares of the Company or a change of control in respect of the Company, as included in the Amended and Restated Collaboration Agreement between Galapagos NV and AbbVie S.à.r.l. dated 28 April 2016 (the “Collaboration Agreement”) including, but not limited to, clause 13.2.2 (Change in Control of Galapagos) of the Collaboration Agreement, entitling the counterparty, in the event of a change in control of the Company, to disband the joint committees and assume their tasks, to oblige the Company to take appropriate measures to avoid the disclosure of confidential information, to terminate the Company’s co-promotion rights or, depending on the stage in which the change of control occurs, to terminate the Collaboration Agreement. The shareholders’ meeting grants a special power of attorney to each director of the Company, as well as to Mr. Xavier Maes, Ms. Ellen Lefever and Ms. Astrid Van de Maele, each acting individually and with the power of substitution, to file this resolution with the clerk’s office of the Commercial Court of Antwerp, division of Mechelen, in accordance with article 556 of the Belgian Companies Code.

13.	Miscellaneous

2. Extraordinary Shareholders’ Meeting

The board of directors of the Company has the honor to invite its shareholders, warrant holders, directors and statutory auditor to the extraordinary shareholders’ meeting that will be held in the presence of a notary public and that will take place on Tuesday 25 April 2017, immediately after the annual shareholders’ meeting to be held on 25 April 2017, at the registered office of the Company. In the event that this extraordinary shareholders’ meeting cannot take place on 25 April 2017 because the legally required quorum to discuss and resolve has not been reached and a second convocation is required, this extraordinary shareholders’ meeting will, after second convocation with an identical agenda, take place on Monday 22 May 2017 at 2:00 p.m. (CET) at the registered office of the Company.

Agenda and proposed resolutions

1.	Consideration and discussion of the special report of the board of directors in accordance with article 604 of the Belgian Companies Code relating to the renewal of its authorization with respect to, and the increase of, the authorized capital.

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2.	Authorization to the board of directors to increase the share capital within the framework of the authorized capital by up to 20% of the share capital.

Proposed resolution: The shareholders’ meeting resolves to delete the temporary provisions of the articles of association of the Company entirely and to replace them with the following text:

“Authorized capital

The board of directors has been granted the authority to increase the share capital of the Company, in accordance with articles 603 to 608 of the Companies Code, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Without prejudice to more restrictive rules set forth by law, the board of directors can increase the share capital of the Company in one or several times with an amount of up to €[●], i.e. 20% of the share capital at the time of the convening of the shareholders’ meeting granting this authorization. In accordance with article 607 of the Companies Code, the board of directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the Company’s shares.

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (with or without voting rights, and as the case may be in the context of a warrant plan for the Company’s or its subsidiaries’ personnel, directors and/or independent consultants), convertible bonds and/or warrants exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, including issuance premiums. Aforementioned warrant plans can provide that, in exceptional circumstances (among others in the event of a change in control of the Company or decease), warrants can be exercised before the third anniversary of their award, even if the beneficiary of such warrants is a person referred to in article 520ter, 524bis or 525 of the Belgian Companies Code.

When increasing the share capital within the limits of the authorized capital, the board of directors may, in the Company’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the Company or its subsidiaries.

The board of directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the board of directors decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

The board of directors is authorized to bring the Company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”

3.	Authorization to the board of directors to increase the share capital within the framework of the authorized capital by up to 33% of the share capital, in specific circumstances.

Proposed resolution: The shareholders’ meeting resolves to add a new section to the temporary provisions of the articles of association of the Company, as follows:

“Use of authorized capital in specific circumstances

The board of directors has been granted the authority to increase the share capital of the Company, in accordance with articles 603 to 608 of the Companies Code, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Without prejudice to more restrictive rules set forth by law, but also without prejudice to any other less restrictive authorizations granted by the extraordinary shareholders’ meeting of [date of this

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meeting] 2017, the board of directors can increase the share capital of the Company in one or several times with an amount up to €[●], i.e. 33% of the share capital at the time of the convening of the shareholders’ meeting granting this authorization, upon a resolution of the board of directors that all independent directors (within the meaning of article 526ter of the Companies Code) approved and relating to (i) the entire or partial financing of a transaction through the issue of new shares of the Company, whereby “transaction” is defined as an acquisition (in shares and/or cash), a corporate partnership, or an in-licensing deal, (ii) the issue of warrants in connection with Company’s remuneration policy for its and its subsidiaries’ employees, directors and independent advisors, (iii) the financing of the Company’s research and development programs or (iv) the strengthening of the Company’s cash position. In accordance with article 607 of the Companies Code, the board of directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the Company’s shares. The maximum amount with which the share capital can be increased in the framework of the authorized capital as mentioned in this temporary provision of the articles of association, is to be reduced by the amount of any capital increase realized in the framework of the authorized capital as mentioned in the preceding temporary provision of the articles of association (if any).

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (with or without voting rights, and as the case may be in the context of a warrant plan for the Company’s or its subsidiaries’ personnel, directors and/or independent consultants), convertible bonds and/or warrants exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, including issuance premiums. Aforementioned warrant plans can provide that, in exceptional circumstances (among others in the event of a change in control of the Company or decease), warrants can be exercised before the third anniversary of their award, even if the beneficiary of such warrants is a person referred to in article 520ter, 524bis or 525 of the Belgian Companies Code.

When increasing the share capital within the limits of the authorized capital, the board of directors may, in the Company’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the Company or its subsidiaries.

The board of directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the board of directors decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

The board of directors is authorized to bring the Company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”

Registration and admission formalities

In order to be admitted to the shareholders’ meeting, the holders of securities issued by the Company must comply with article 536 of the Belgian Companies Code and article 29 of the articles of association of the Company, and fulfill the formalities and make the notifications described below.

In accordance with article 537 of the Belgian Companies Code, the holders of warrants issued by the Company can only attend the shareholders’ meeting with a consultative vote.

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1	Holders of registered shares and warrants

The holders of registered shares and warrants are entitled to participate in and, in the case of shares, to vote at the shareholders’ meeting, provided that:

•	their shares or warrants are recorded in their name in the register of registered shares or warrants at midnight (24:00) (CET) on 11 April 2017 (the “record date”), irrespective of the number of shares or warrants that they own on the date of the shareholders’ meeting; and

•	they notify the Company in writing of (i) their intention to participate in the shareholders’ meeting, and (ii) the number of securities for which they wish to participate in the shareholders’ meeting, by means of a signed form that must be received by the Company at the Company’s registered office at the latest on 19 April 2017; a model of this form is available at the Company’s registered office and on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com).

This notification must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

2	Holders of dematerialized shares

The holders of dematerialized shares are entitled to participate in and to vote at the shareholders’ meeting, provided that:

•	their shares are recorded in their name in the accounts of a recognized account holder or a settlement institution at midnight (24:00) (CET) on 11 April 2017 (the “record date”), irrespective of the number of shares that they own on the date of the shareholders’ meeting; and

•	at the latest on 19 April 2017, they provide the Company (at the Company’s registered office) with, or arrange for the Company (at the Company’s registered office) to be provided with, a certificate issued by a recognized account holder or the settlement institution certifying the number of dematerialized shares recorded in the shareholder’s accounts on the record date in respect of which the shareholder has indicated his intention to participate in the shareholders’ meeting.

This certificate must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Only persons who are a shareholder of the Company on the record date (11 April 2017) and who have indicated their intention to participate in the shareholders’ meeting as set out above will be entitled to participate in the shareholders’ meeting. The shares are not blocked as a result of the above-mentioned process. As a result, the shareholders are free to dispose of their shares after the record date.

Proxy

In accordance with article 30 of the articles of association of the Company, shareholders having complied with the registration and admission formalities set out above may be represented at the shareholders’ meeting by a proxy holder, who does not need to be a shareholder. Except in cases provided for by law, a shareholder may only appoint one person as proxy holder for a particular shareholders’ meeting.

Shareholders who so wish to be represented by proxy should use the proxy form (with voting instructions) made available at the Company’s registered office and on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com).

The signed proxy form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 19 April 2017.

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Right to ask questions

In accordance with article 540 of the Belgian Companies Code and article 34 of the articles of association of the Company, all shareholders are entitled, whether during the shareholders’ meeting or in writing before the meeting, to ask questions to the directors with respect to their report or the agenda items and to the statutory auditor with respect to its report.

Questions asked in writing will only be answered if the relevant shareholder has fulfilled the registration and admission formalities set out above and if the written question has been received by the Company at the latest on 19 April 2017.

Such questions must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Right to add agenda items

In accordance with article 533ter of the Belgian Companies Code and article 28 of the articles of association of the Company, one or more shareholders, who together possess at least three per cent (3%) of the Company’s share capital, may request for items to be added to the agenda of the shareholders’ meeting and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda. Such requests, along with proof of ownership of the required participation, and, as the case may be, the text of the items to be dealt with and the related proposed resolutions, must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 3 April 2017. As the case may be, Galapagos shall publish the modified agenda at the latest on 10 April 2017.

Availability of documents

The documentation relating to this shareholders’ meeting or that must be made available pursuant to law, as well as the total number of shares and voting rights at the date of the convening notice, are available on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com). Hard copies of these documents can be obtained at no cost by simple request via e-mail (shareholders@glpg.com), post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), or telephone (+32 15 342 900). Please address any requests for more information to Galapagos’ legal department (+32 15 342 900). Correspondence can be sent to Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium (e-mail: shareholders@glpg.com).

Miscellaneous

In order to facilitate an expedient registration, the participants are requested to be present at least fifteen minutes prior to the start of the shareholders’ meeting.

The natural persons who intend to attend the shareholders’ meeting in their capacity of owners of securities, proxy holders or representatives of a legal entity must be able to provide evidence of their identity in order to be granted access to the shareholders’ meeting. The representatives of legal entities must hand over the documents establishing their capacity as corporate representative or attorney-in-fact. These documents will be verified immediately before the start of the meeting.

The board of directors

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